Filed by Investment Managers Series Trust II (SEC File No. 333-260746) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Investment Managers Series Trust II

SEC File No. 811-22894

AXS Aspect Core Diversified Strategy Fund

a series of Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin 53212

1-833-AXS-ALTS (1-833-297-2587)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 17, 2021

Investment Managers Series Trust II, a Delaware statutory trust (the “Trust”), will hold a Special Meeting of Shareholders (the “Special Meeting”) of the AXS Aspect Core Diversified Strategy Fund (the “Acquired Fund”) on December 17, 2021, at the offices of Mutual Fund Administration, LLC, 2220 E. Route 66, Suite 226, Glendora, California 91740, at 10:00 a.m. local time. As we are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Special Meeting at a different time or in a different location we plan to announce any such updates on our website, www.axsinvestments.com, and we encourage you to check this website prior to the Special Meeting if you plan to attend. Accordingly, we encourage you to consider your other voting options, in the event that in-person attendance at the Special Meeting is either prohibited under a federal, state or local order or contrary to the advice of public health care officials.

At the Special Meeting, shareholders of the Acquired Fund will be asked to consider and vote upon the proposals below.

1.	Approval of an Agreement and Plan of Reorganization providing for (i) the transfer of all of the assets of the Acquired Fund to the AXS Chesapeake Strategy Fund (the “Acquiring Fund”), a separate series of the Trust, in exchange for (a) the number of full and fractional shares of each class of Acquiring Fund shares corresponding to an outstanding class of shares of the Acquired Fund with an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund attributable to that class of shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of the Acquiring Fund received in the exchange in proportion, on a class by class basis, to the shareholders’ respective holdings of shares of the Acquired Fund; and

2.	The transaction of such other business as may properly come before the Special Meeting or any continuations after an adjournment thereof.

Shareholders of record of the Acquired Fund at the close of business on October 15, 2021, the record date for this Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any postponements or continuations after an adjournment thereof.

As a shareholder, you are asked to attend the Special Meeting either in person or by proxy. If you are unable to attend the Special Meeting in person, we urge you to authorize proxies to cast your votes, commonly referred to as “proxy voting”. Whether or not you expect to attend the Special Meeting, please submit your vote via the options listed on your proxy card. You may vote by completing, dating and signing your proxy card and mailing it in the postage prepaid envelope, by calling the toll-free number on your proxy card to vote by telephone or, if available, by voting through the Internet. Your prompt voting by proxy will help assure a quorum at the Special Meeting. Voting by proxy will not prevent you from voting your shares in person at the Special Meeting. You may revoke your proxy before it is exercised at the Special Meeting, either by writing to the Secretary of the Trust c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212 or in person at the time of the Special Meeting. A prior proxy can also be revoked by voting your proxy at a later date through the toll-free number or the Internet website address listed in the voting instructions or submitting a later dated proxy card.

Please read the Proxy Statement carefully when you receive it because it contains important information. The Proxy Statement and related Statement of Additional Information have been filed with the Securities and Exchange Commission (“SEC”) and are available upon request and without charge by calling 1-833-AXS ALTS (1-833-297-2587) or writing to the Acquired Fund at 235 W. Galena Street, Milwaukee, Wisconsin 53212. Additional information about the Acquired Fund and Acquiring Fund, including the Funds’ annual and semi-annual reports to shareholders, is available, free of charge, on the Funds’ website at www.axsinvestments.com, by calling 1-833-AXS ALTS (1-833-297-2587) or writing to the Funds at 235 W. Galena Street, Milwaukee, Wisconsin 53212. These documents are also available, free of charge, on the SEC’s EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

By Order of the Board of Trustees of Investment Managers Series Trust II

Terrance Gallagher

President